Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter 2018 Production Results

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, July 19, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production results for the second quarter ended June 30, 2018 ("Q2 2018") and first half of 2018 ("H1 2018") from the Gahcho Kué Diamond Mine ("GK Mine").  The Company also provides Q2 2018 and H1 2018 conference call details.

Q2 2018 and H1 2018 Production Highlights
(all figures reported on a 100% basis unless otherwise stated)

  The plant treated 899,000 tonnes during the quarter, 17% ahead of the same quarter last year. In the first half of 2018, the plant treated 1,684,479 tonnes.
  A record 1,930,500 carats were recovered at an average grade of approximately 2.15 carats per tonne in Q2 2018. Year to date, 3,571,500 carats have been recovered at an average grade of 2.12 carats per tonne. Q2 2018 recovered grade of 2.15 carats per tonne, was 2% higher than the same quarter last year, reflecting a strong grade performance in the second quarter.
  Ore tonnes mined in Q2 2018 were 341,000 tonnes, significantly less than what was achieved in the same period last year. This was primarily due to a high waste cycle in the quarter as a result of the start up of the Hearne Pit. Year to date, a total of 1,082,000 tonnes of ore have been mined.

Q2 Production Statistics1

	2018 Q2	2017 Q2	YOY Variance

Total tonnes mined (ore and waste)	10,285,000	8,390,000	23%
Ore tonnes mined	341,000	940,000	-64%
Ore tonnes treated	899,000	767,000	17%
Carats recovered	1,930,500	1,614,000	20%
Carats recovered (49% share)	946,000	791,000	20%
Recovered grade (carats per tonne)	2.15	2.10	2%
[1]	All figures reported are on 100% basis unless otherwise stated

Q2 2018 and H1 2018 Production Summary

The plant continues to perform well and exceed expectations, mainly as a result of ongoing improvements and optimization work since commercial production began in early 2017; the results are reflected in the latest quarterly production statistics.  The recovered grade also continues to outperform expectations and is a key driver in achieving production targets at the GK Mine.  Mining operations are also performing well, with over 10 million tonnes of material being mined during the quarter.  Q2 2018 was a planned high waste cycle period brought on by the start up of the Hearne pit, as a result, ore tonnes mined were significantly less than was achieved during the same period last year.  It is not expected that this will impact full year ore mined targets.

At June 30 2018, the Company remains well positioned to achieve the upper end of its full year 2018 production guidance of 6.3 – 6.6 million carats recovered.

Stuart Brown, the Company's President and Chief Executive Officer, commented: "The second quarter performance continues to follow the trend of ongoing excellent performance set by the GK Mine team, in a safe and sustainable manner.  We expect this trend to continue as we enter the second half of the year.  The continued good performance is pleasing as the mine matures into its steady state production methodology of continuous improvement."

Q2 2018 Conference Call Details

The Company will release its 2018 Second Quarter results on Wednesday, August 8, 2018, after market close in Toronto and New York.

The Company will host a conference call to discuss the results on Thursday, August 9, 2018 at 11:00 a.m. Eastern Time.

Conference Call Dial-In Details:

Conference ID:	2878127
Date of call:	08/09/2018
Time of call:	11:00 Eastern Time
Expected Duration:	60 minutes

Participant Toll-Free Dial-In Number:	(866) 300-0510
Participant International Dial-In Number:	(636) 812-6656

Replay:
Toll-Free Dial-In:	(855) 859-2056
International Dial-In:	(404) 537-3406
Passcode:	2878127

A replay will also be available on the Company's website.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/19/c2349.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 02:00e 19-JUL-18